Filed by Madison Gas and Electric Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: MGE Energy, Inc.

Commission File Number for Registration Statement: 333-72694

On March 14, 2002, Madison Gas and Electric Company mailed the following Interim Report to its shareholders:

MANAGEMENT’S COMMENTS

March 15, 2002

To Our Shareholders:

Your investor vote is important

     The MGE Board of Directors recommends a “yes” vote on the company’s plan for a new corporate structure. Information about MGE’s holding company proposal will be sent to shareholders in April. The holding company information will be included with the 2001 Annual Report and proxy materials. See “Registration/proxy statement” on other side. A brief summary of the proposal is included below.

     Please return your vote on this vital matter. Shareholders must cast their own votes. You will be able to vote using the Internet, telephone or return mail.

MGE proposes holding company

     MGE filed a registration statement in November with the Securities and Exchange Commission to create a holding company named MGE Energy, Inc. Shares of MGE common stock would be exchanged one-for-one for shares of MGE Energy.

     MGE plans to build and own new power plants to meet the growing electric demand of our customers. Dane County is expected to remain one of the fastest growing counties in the state—gaining 70,000 people by 2020. MGE forecasts demand to increase 18% in the next five years alone.

     The holding company structure provides more financing flexibility to raise capital for building this new generation.

     Shareholders will earn returns on these new plants. The formation of a holding company is expected to have no material impact on MGE’s creditworthiness or financial performance.

MGE remains committed to investors

     The holding company proposal will only increase our ability to serve customers and shareholders well. Our investors expect dividends and strong financial performance. MGE has increased dividends each year since 1980 and has paid annual dividends for the last 93 years.

MGE pays quarterly dividend

     The quarterly dividend of 33.3 cents per share is being paid March 15, 2002, to shareholders of record on March 1, 2002.

     Shareholders in MGE’s dividend reinvestment and direct stock purchase plan are receiving a statement summarizing their participation. A dividend check or deposit statement is enclosed for other shareholders.

     Financial statements and results for 2001 are contained in the summary Annual Report and Form 10-K being mailed to you in April. Please refer to Form 10-K for fourth-quarter financial information.

Shareholders see strong investment growth

     MGE’s 5% dividend yield exceeded the industry average of 4.53% last year.

     MGE’s compounded annual total return over the last five years amounted to more than 12%. The return outperformed state and national utility averages (above). Total return includes stock price appreciation and reinvested dividends.

Annual Meeting set for May 14

     You are invited to attend the 2002 MGE Annual Meeting of Shareholders on Tuesday, May 14, beginning at 11 a.m. Lunch will follow. The meeting will be held at the Marriott Madison West, 1313 John Q. Hammons Drive, Middleton, Wis (below).

     Shareholders who are of record on March 5, 2002, will receive a notice of the annual meeting, proxy card, joint proxy statement and prospectus of MGE and MGE Energy, summary Annual Report and Form 10-K in April. You may vote your proxy via the Internet, phone, or mail. Please vote promptly.

Wolter elected chairman, Mebane vice chairman

     The MGE Board of Directors elected Gary J. Wolter Chairman effective Feb. 1, 2002. Wolter remains President and CEO. He succeeds David C. Mebane, who was named Vice Chairman.

     Wolter joined MGE in 1984 as Staff Attorney. He became President and CEO in 2000.

MGE adds technology to customer service

     MGE begins installation of an automated meter reading system (AMR) this spring. The company is making a major investment to provide top quality customer service. The AMR system will allow MGE to read meters every month with a specially-equipped truck.

     Each gas and electric meter will be outfitted with a small AMR device that radios the meter reading to the passing truck (above).

     AMR benefits customers, MGE and investors:

•	No-hassle meter reading

•	Increased customer confidence

•	Fewer corrected bills

•	Greater operating efficiency

•	Earnings potential on new assets

MGE acquires new natural gas system

     MGE took over operation of the Prairie du Chien gas company Dec. 28, 2001. The purchase adds more than 3,500 residential and commercial customers to MGE’s natural gas service territory. The western Wisconsin area includes the city of Prairie du Chien and the villages of Eastman and Wauzeka in Crawford County.

     MGE purchased the system from Wisconsin Electric-Wisconsin Gas for $3.9 million. Since 1993, MGE has expanded natural gas service to a dozen communities in four west-central Wisconsin counties. Annual revenue from the area in 2001 totaled $4.4 million.

MGE honored as outstanding business

     MGE received the 2001 “Outstanding Business Philanthropy” award from the Greater Madison Chapter of the Association of Fundraising Professionals. The group cited MGE’s longstanding commitment to community service, the environment and economic development.

     This award also honors MGE employees who donate an estimated 10,000 hours of their own time annually. For instance, they raised funds for the March of Dimes the last 20 years (above).

     MGE and its employees work proudly with our neighbors to build a strong community.

Gary J. Wolter
Chairman, President and CEO

Registration/proxy statement

     A registration statement has been filed with the SEC on Form S-4 containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy and other relevant documents concerning the holding company proposal.

     The common stock of MGE Energy may not be sold, nor may offers to buy be accepted prior to when the registration statement is effective.

     MGE, its directors and executive officers may be deemed to be participants in the solicitation of proxies from MGE shareholders. MGE Energy may also be deemed to be a participant in the solicitation. Additional details regarding MGE, MGE Energy and their respective directors and officers, including beneficial ownership information, will be available in the joint proxy statement and prospectus.

     This interim report shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     Investors can obtain the documents filed with the SEC free of charge at the SEC’s Web site (sec.gov) under the name of MGE Energy, at mge.com or by contacting MGE’s Shareholder Services. Call: (608) 252-4744 or 800-356-6423. E-mail: shareservices@mge.com.

     Shareholders will receive a copy of the definitive joint proxy statement and prospectus in spring 2002. At that time, the definitive proxy statement, prospectus and other documents will be available free from the SEC and MGE.

     The documents contain important information. Investors are urged to read the materials before making any voting or investment decision.

Toll-Free Shareholder Numbers
Madison Calling Area
252-4744
Continental U.S.
1-800-356-6423
E-mail
shareservices@mge.com
Web Site
mge.com
Madison Gas and Electric Co.
P.O. Box 1231
Madison, WI 53701-1231